





FOSTER'S GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"New Segment Reporting Structure"

Released: 3 February 2010

Pages: 6

(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

3 February 2010

NEW SEGMENT REPORTING STRUCTURE

Foster's Group Limited (Foster's) today released fiscal 2009 comparative financial information in the segment reporting structure to be adopted in fiscal 2010. The segment reporting change affects only segment composition and does not change Foster's fiscal 2009 results as previously reported to the market.

The revised segment reporting incorporates the requirements of AASB 8 Operating Segments and reflects changes to the management structure announced as part of the wine strategic review.

Foster's revised segment reporting includes financial information on the following business operations:

- Carlton & United Breweries (CUB) which incorporates Foster's beer, cider, spirits (BCS) business in Australia and Foster's operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine
- Asia Wine
- Rest of world BCS which incorporates Foster's BCS activities in EMEA, Americas, Asia and New Zealand
- Corporate

The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Foster's will report first half fiscal 2010 results on 16 February 2010.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

New Segment Reporting Structure

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)
This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)
This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine
This segment is responsible for the sale and marketing of wine within the EMEA region.

Americas Wine
This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine
This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits operations within the Americas, EMEA, New Zealand and Asian regions are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)
Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and spirits brands include Cougar and The Black Douglas.

Wine
Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions

Inter-segment revenues
Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges
Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue, to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable
Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other
It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Management EBITS
The Chief Executive Officer assesses the financial performance of each segment by analysing the segment's result on a measure of Management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the income statement effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue.

Total Assets
Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore included in the corporate/unallocated column.

New Segment Reporting Structure

Six months ended 31 December 2008 $m	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
Volume (9L cases millions)	58.0	5.3	9.5	0.4	4.7	77.9	4.0	-	81.9
Total revenue	**1,305.4**	**621.4**	**591.9**	**27.2**	**241.9**	**2,787.8**	**36.8**	**2.9**	**2,827.5**
Less: Inter-segment revenue	-	(290.5)	(7.0)	-	(14.0)	(311.5)	-	-	(311.5)
Total external revenue	**1,305.4**	**330.9**	**584.9**	**27.2**	**227.9**	**2,476.3**	**36.8**	**2.9**	**2,516.0**
Comprised of:									
Net sales revenue	1,207.2	326.7	583.9	27.1	226.2	2,371.1	36.5	-	2,407.6
Other revenue	98.2	4.2	1.0	0.1	1.7	105.2	0.3	2.9	108.4
Depreciation	29.0	31.9	17.9	-	1.4	80.2	0.1	3.4	83.7
Amortisation	0.1	1.4	-	-	-	1.5	-	-	1.5
Share of profit of associates & Joint Ventures	-	-	-	-	-	-	5.4	-	5.4
Management EBITS	**456.2**	**37.4**	**115.2**	**8.6**	**50.4**	**667.8**	**11.8**	**(16.4)**	**663.2**
SGARA profit / (loss)	-	0.5	(0.2)	-	-	0.3	-	-	0.3
Net finance costs								(84.2)	(84.2)
Profit before tax	**456.2**	**37.9**	**115.0**	**8.6**	**50.4**	**668.1**	**11.8**	**(100.6)**	**579.3**
Capital expenditure	**20.3**	**13.0**	**12.6**	**-**	**0.9**	**46.8**	**-**	**6.3**	**53.1**
Total assets	**1,803.9**	**3,386.9**	**2,192.9**	**0.1**	**717.8**	**8,101.6**	**113.6**	**1,320.6**	**9,535.8**

New Segment Reporting Structure

Twelve months ended 30 June 2009 $m	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
Volume (9L cases millions)	**108.7**	**8.9**	**17.9**	**0.9**	**8.8**	**145.2**	**7.8**	-	**153.0**
Total revenue	**2,459.3**	**1,115.5**	**1,104.8**	**71.5**	**411.7**	**5,162.8**	**67.6**	**1.3**	**5,231.7**
Less: Inter-segment revenue	-	(509.2)	(10.6)	-	(27.4)	(547.2)	-	-	(547.2)
Total external revenue	**2,459.3**	**606.3**	**1,094.2**	**71.5**	**384.3**	**4,615.6**	**67.6**	**1.3**	**4,684.5**
Comprised of:									
Net sales revenue	2,279.2	598.8	1,093.2	71.2	381.6	4,424.0	67.1	-	4,491.1
Other revenue	180.1	7.5	1.0	0.3	2.7	191.6	0.5	1.3	193.4
Depreciation	67.5	64.2	36.5	-	2.8	171.0	0.3	6.7	178.0
Amortisation	0.3	1.8	-	-	-	2.1	-	-	2.1
Share of profit of associates & Joint Ventures	-	-	-	-	-	-	15.6	-	15.6
Management EBITS	**860.7**	**71.6**	**159.3**	**27.8**	**45.4**	**1,164.8**	**24.6**	**(24.4)**	**1,165.0**
SGARA profit / (loss)	-	(22.2)	0.3	-	-	(21.9)	-	-	(21.9)
Material items	(45.5)	(250.8)	(67.2)	-	(1.6)	(365.1)	-	(32.5)	(397.6)
Net finance costs								(146.6)	(146.6)
Profit before tax	**815.2**	**(201.4)**	**92.4**	**27.8**	**43.8**	**777.8**	**24.6**	**(203.5)**	**598.9**
Capital expenditure	**57.1**	**62.5**	**35.9**	**-**	**1.2**	**156.7**	**0.2**	**29.4**	**186.3**
Total assets	**1,813.4**	**3,021.4**	**1,777.7**	**0.1**	**620.8**	**7,233.4**	**102.7**	**1,038.0**	**8,374.1**

New Segment Reporting Structure

Reconciliation

External revenue by product	6 months ended 31 December 2008	12 months ended 30 June 2009
BCS	1,243.7	2,346.3
Wine	1,163.9	2,144.8
Other	108.4	193.4
Total	**2,516.0**	**4,684.5**

External revenue by geography	6 months ended 31 December 2008	12 months ended 30 June 2009
Australia	1,526.8	2,880.4
Americas	586.5	1,099.7
EMEA	228.7	386.9
Other	174.0	317.5
Total	**2,516.0**	**4,684.5**

Non-current assets by geography	31 December 2008	30 June 2009
Australia	4,369.8	4,025.0
Americas	1,787.2	1,401.6
EMEA	442.7	452.7
Other	129.4	127.1
Total	**6,729.1**	**6,006.4**